SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fitch upgrades Copel's National Rating to ‘AAA(bra)’

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares and stock deposit certificates (UNITs) listed on B3 S.A. - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on the NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), hereby informs its shareholders and the market in general that Fitch Ratings (“Fitch”) raised from 'AA+(bra)' to 'AAA(bra)' the National Long-Term Rating of Copel, of its wholly-owned subsidiaries Copel Geração e Transmissão (“Copel GeT”) and Copel Distribuição (“Copel Dis”) and their respective debenture issues. At the same time, the outlook on the corporate ratings was revised to stable. The 'AAA (bra)' credit rating is the highest possible on Fitch's scale and the highest rating in Copel's history.

The rating upgrade considers the consistent improvement in the Copel group's operating performance and the expectation of maintaining its strong financial profile, with adjusted net financial leverage of less than 2.5 times, as well as the group's credit profile, which benefits from its performance as an integrated company, with important assets in the generation, transmission and distribution of energy, which contribute to the dilution of potential operational and regulatory risks within a sector that presents low to moderate risk.

Some of the key points highlighted by Fitch are:

Manageable Hydrological Risk: Fitch notes that Copel GeT is prepared for increased hydrological risk;

Efficiency Gains in Distribution: the profitability of operations has been consistently increasing, as measured by the ratio between EBITDA and the remunerated asset base;

Recomposition of the Generation Asset Base: the acquisition of the Vilas Wind Complex should increase the group's EBITDA from 2022 and reduce, in part, the exposure to hydrological risk.

The Company emphasizes that the upgrade of the credit score and the achievement of the maximum rating score is another relevant achievement in the Company's strategic agenda and adds to recent advances in Governance, such as the creation of the investment and innovation committee, the development committee sustainable, the increased representation of minority shareholders on the Board of Directors, the UNITS Program, the New Dividend Policy and the Investment Policy.

Curitiba, June 10, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 10, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.